May 14, 2010

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Attn:	Patrick Gilmore, Accounting Branch Chief
Jennifer Fugario, Staff Accountant

RE:	Bitstream Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-21541

Dear Mr. Gilmore:

We have received the comments of the reviewing Staff of the Commission as set forth in a comment letter dated April 30, 2010 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Annual Report”) of Bitstream Inc. (the “Company”). We are in the process of preparing the Company’s responses to those comments and we will provide those responses to the Commission on or before May 28, 2010.

The Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-497-6222 if you have any additional comments or questions concerning the Form 10-K for the fiscal year ended December 31, 2009.

Sincerely,

/s/ James P. Dore

James P. Dore

Vice President and Chief Financial Officer